Exhibit 99.1

First Phosphate Announces Filing of PEA Technical Report for the Bégin-Lamarche Phosphate Project, Saguenay-Lac-Saint-Jean, Quebec, Canada

NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR THE UNITED STATES

Saguenay, Quebec – January 17, 2025 – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE:PHOS) (OTCQB: FRSPF) (FSE:KD0) is pleased to announce it has filed on SEDAR+ its Preliminary Economic Assessment (“PEA”) Technical Report on the Bégin-Lamarche Phosphate Project (the “Property” or the “Project”) located 75 km northwest of Saguenay, Quebec, Canada.

The PEA provides a potentially viable case for developing the Property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite concentrate.

Highlights of the PEA (all dollar amounts are in Canadian dollars on a 100% project ownership basis unless otherwise indicated):

  The Project would produce an annual average of 900,000 tonnes of beneficiated phosphate concentrate at 40% P2O5 content and 380,000 tonnes of magnetite at 92% Fe2O3 content over a 23-year mine life.
  The Project would generate a pre-tax internal rate or return (IRR) of 37.1% and a pre-tax net present value (NPV) of $2.100 Billion at an 8% discount rate at an approximate 3-year trailing average phosphate price plus a premium for purity and potential secure source of supply, and a 2-year trailing average magnetite price plus a premium for purity.
  The Project would generate an after-tax internal rate or return (IRR) of 33.0% and an after-tax net present value (NPV) of $1.590 Billion at an 8% discount rate.
  The Project would generate an after-tax cash flow of $700 Million in years 1 to 3, resulting in a 2.9-year payback period from start of production. Pre-tax cash flow in years 1 to 3 is $783 Million for a 2.6-year payback period.
  The Project benefits from adjacent paved provincial road access and nearby electrical power line, and year-round accessible deep-sea Port of Saguenay at approximately 85 km driving distance. Initial capex for the Project is estimated at $675 million.
  The PEA used Indicated and Inferred Mineral Resources in its calculations.
  The Project has no outstanding royalties or financing streams registered against it.
  3D deposit model : https://firstphosphate.com/BeginLamarche3D
  A copy of the PEA can be found at the Company website at: https://firstphosphate.com/projects/begin-lamarche

The PEA is considered by P&E Mining Consultants Inc. to meet the requirements as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that First Phosphate will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, for the Project to be placed into production. The PEA has an effective date of December 4, 2024, and the Technical Report is dated January 17, 2025.

The detailed results of the PEA were previously reported in the Company’s news release dated December 4, 2024, and there are no differences in the PEA Technical Report from those results.

The PEA Technical Report titled “Preliminary Economic Assessment of the
Bégin-Lamarche Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quėbec” can be found on SEDAR+ (http://www.sedarplus.ca/) and the Company’s website at www.FirstPhosphate.com.

The PEA was led by P&E Mining Consultants Inc. with contributions from BBA Inc.

Qualified Persons

The Qualified Persons responsible for the PEA Technical Report are as follows:

  Andrew Bradfield, P.Eng. (P&E Mining Consultants Inc.),
  Eugene Puritch, P.Eng., FEC, CET (P&E Mining Consultants Inc.),
  Antoine Yassa, P.Geo. (P&E Mining Consultants Inc.),
  Grant Feasby, P.Eng. (P&E Mining Consultants Inc.)
  John Henning, Ph.D, P.Eng. (BBA Inc.),
  Hugo Latulippe, P.Eng. (BBA Inc.),

The scientific and technical disclosure in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Chief Geologist of First Phosphate and Eugene Puritch, P.Eng., FEC, CET, President of P&E Mining Consultants Inc., both Qualified Persons under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”). Mr. Puritch is independent of First Phosphate.

Restricted Share Units (“RSUs”)

The Company has also granted 70,000 RSUs of the Company (“RSUs”) to an eligible consultants of the Company. The RSUs vest on February 28, 2025.

About P&E Mining Consultants Inc.

P&E was established in 2004 and provides geological and mine engineering consulting reports, Mineral Resource Estimate Technical Reports, Preliminary Economic Assessments and Pre-Feasibility Studies. P&E is affiliated with major Toronto area based consulting firms for the purposes of joint venturing on Feasibility Studies.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche Property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of harmful concentrations of deleterious elements.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things,: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains; the calculation of mineral resources at the project and the possibility of eventual economic extraction of minerals from the Project; the projected yearly production profile from operations; life of mine sustaining costs; process plant throughput and average grades; the projected economics of the Project, including total sales, premiums, margins, taxes, average annual production; the net present value of the Project; the internal rate of return on the Project; Project payback period, average yearly free cash flow, life of mine unit costs, projected mine life, the total initial capital and sustaining capital costs; and the project design, including the location of the tailings management facility, process plant, infrastructure area, stockpile areas, remediation plans and the proposed mine and transportation plans.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: there being no significant disruptions affecting the activities of the Company or inability to access required Project inputs; permitting and development of the Project being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Project inputs being approximately consistent with anticipated levels; and the Company’s relationship with Pekuakamiulnuatsh Takuhikan First Nation and other Indigenous parties remaining consistent with the Company’s expectations.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated October 23, 2024 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Certain forward-looking statements in this press release may also constitute a “financial outlook” within the meaning of applicable securities laws. A financial outlook involves statements about the Company’s prospective financial performance, financial position or cash flows and is based on and subject to the assumptions about future economic conditions and courses of action and the risk factors in relation to such financial outlook noted in this press release. Such assumptions are based on management’s assessment of the relevant information currently available, and any financial outlook included in this press release is provided for the purpose of helping readers understand the Company’s current expectations and plans for the future. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above, or any other factors may cause actual results to differ materially from any financial outlook. The actual results of the Company’s operations will likely vary from the amounts set forth in any financial outlook and such variances may be material.